FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Japan, or Canada

Paris, December 13 2005

Press release

SUEZ holds 99% of the share capital of Electrabel

Effective December 6, SUEZ held 54,122,494 shares, or 98.62%* of the total share capital of Electrabel tendered in SUEZ’s combined offer.

Electrabel shareholders tendered 26,641,027 shares. During the initial period of the offer, 25,840,307 Electrabel shares representing 47.09% of the company’s share capital were tendered. During the re-opening period, 800,720 additional shares, representing 1.46% of Electrabel share capital were collected. Payment for the Electrabel shares tendered during the second period will take place December 28, 2005.

Consequently, SUEZ holds 98.62%* of the share capital of Electrabel. Taking into account employee-held shares in Electrabel (representing 0.51% of the share capital), which for legal reasons could not immediately be tendered, the publicly held portion of Electrabel share capital now amounts to 0.87%, i.e. less than 1%.

Gérard Mestrallet, Chairman and CEO of SUEZ said: “This operation, supported by an ambitious industrial project, met with a broad success among Electrabel shareholders. SUEZ establishes itself today as a major player to be reckoned with in its energy and environment businesses. We enjoy solid positions and significant growth prospects.”

*	Including shares from municipalities (“intercommunales”) subject to suspensive conditional clauses which represent as of today 0.18% of the share capital. Before the offer, the intercommunales held 4.57% of Electrabel’s share capital, 4.39% have already been offered on a firm basis.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of ¤40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Press contacts:
France:		Financial analyst contacts:
Catherine Guillon:	(+331) 4006 6715	Arnaud Erbin:	(+331) 4006 6489
Caroline Lambrinidis:	(+331) 4006 6654	Bertrand Haas:	(+331) 4006 6609
Antoine Lenoir:	(+331) 4006 6650	Eléonore de Larboust:	(+331) 4006 1753
Belgium:
Guy Dellicour: 00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

Disclaimer

These materials are not for distribution, directly or indirectly, in or into Canada, Australia or Japan. They are not an extension of a tender offer in the United States for a class of equity securities of Electrabel or an offer of securities for sale in or into the United States or any other jurisdiction where such offer may be restricted.

The securities referred to in this document have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold into the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary